Exhibit 99.2
          Industry Canada                                                              Industrie Canada

Restated Certificate of Incorporation	Certificat de constitution à jour

Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

CENOVUS ENERGY INC.	452862-0

Name of corporation-Dénomination de la société	Corporation number-Numéro de la société

I hereby certify that the articles of incorporation of the above-named corporation were restated under section 180 of the Canada Business Corporations Act as set out in the attached restated articles of incorporation.
Je certifie que les statuts constitutifs de la société susmentionnée ont été mis à jour en vertu de l’article 180 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les statuts mis à jour ci-joints.

By: /s/ Richard G. Shaw	November 30, 2009 / le 30 novembre 2009

Richard G. Shaw Director — Directeur	Effective Date of Restatement - Date d’entrée en vigueur de la mise à jour

Industry Canada Canada Business Corporations Act	Industrie Canada Loi canadienne sur les sociétés par actions	FORM 7 RESTATED ARTICLES OF INCORPORATION (SECTION 180)	FORMULE 7 STATUTS CONSTITUTIFS MIS À JOUR (ARTICLE 180)

1 — Name of the Corporation — Dénomination sociale de la société	Corporation No. — N° de la société

CENOVUS ENERGY INC.	452862-0

2 — The province or territory in Canada where the registered office is situated	La province ou le territoire au Canada où est situé le siége social

Alberta

3 — The classes and any maximum number of shares that the corporation is authorized to issue	Catégories et tout nombre maximal d’actions que la société est autorisée à émettre

The attached Schedule of Share Capital is incorporated into and forms part of this form.

4 — Restrictions, if any, on share transfers	Restrictions sur le transfert des actions, s’il y a lieu

None.

5 — Number (or minimum and maximum number) of directors	Nombre (ou nombre minimal et maximal) d’administrateurs

Minimum 3; Maximum 17

6 — Restrictions, if any, on business the corporation may carry on	Limites imposées à I’activité commerciale de la société, s’il y a lieu

None.

7 — Other provisions, if any	Autres dispositions, s’il y a lieu
The actual number of directors, within the minimum and maximum number set out in Item 5 above, may be determined from time to time by resolution of the directors. The directors may appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of the shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of the shareholders.

These restated articles of incorporation correctly set out, without substantive change, the corresponding provisions of the articles of incorporation as amended and supersede the original articles of incorporation.
Cette mise à jour des statuts constitutifs démontre exactement, sans changement substantiel, les dispositions correspondantes des statuts constitutifs modifiés qui remplacent les statuts constitutifs originaux.

Signature	Printed Name — Nom en letters moulées	4 — Capacity of — En qualité de	5 — Tel. No. — N°de tél

/s/ Kerry D. Dyte	Kerry D. Dyte	Officer	(403)645-2000

FOR DEPARTMENTAL USE ONLY -À L’USAGE DU MINISTÈRE SEULEMENT
NOVEMBER 30, 2009
IC 3167 (2003/08)

SCHEDULE OF SHARE CAPITAL
CENOVUS ENERGY INC.
The Corporation is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares.
1.	The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:
(a)	Payment of Dividends: Subject to applicable law, the holders of the Common Shares will be entitled to receive dividends if, as and when declared by the board of directors of the Corporation (the “Board”), in such amounts and payable in such manner as the Board may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Common Shares, the Board may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation.

(b)	Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Common Shares, be entitled to participate rateably in any distribution of the assets of the Corporation.

(c)	Voting Rights: Subject to applicable law, the holders of the Common Shares will be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to one vote in respect of each Common Share held at all such meetings, except at separate meetings of or on separate votes by the holders of another class or series of shares of the Corporation.
2.	The rights, privileges, restrictions and conditions attaching to the First Preferred Shares are as follows:
(a)	Authority to Issue in One or More Series: The First Preferred Shares may, at any time and from time to time, be issued in one or more series. Subject to the following provisions, the Board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of First Preferred Shares.

(b)	Voting Rights: Except as hereinafter referred to or as required by applicable law, the holders of First Preferred Shares as a class will not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the

Corporation. The holders of any particular series of First Preferred Shares will, if the Board so determines prior to the issuance of any such series, be entitled to such voting rights as may be determined by the Board if the Corporation fails to pay dividends on that series of First Preferred Shares for any period as may be so determined by the Board.

(c)	Limitation on Issue: The Board may not issue any First Preferred Shares if by so doing the aggregate amount payable to holders of First Preferred Shares as a return of capital in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs would exceed $500,000,000.

(d)	Ranking of First Preferred Shares: The First Preferred Shares will be entitled to priority over the Second Preferred Shares and the Common Shares and over any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(e)	Dividends Preferential: Except with the consent in writing of the holders of all the First Preferred Shares outstanding, no dividend shall be declared and paid, or set apart for payment, on the Second Preferred Shares or the Common Shares or on any other shares ranking junior to the First Preferred Shares unless and until all dividends, if any, up to and including any dividend payable for the last completed period for which such dividend is payable on each series of First Preferred Shares outstanding have been declared and paid or set apart for payment.
3.	The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares are as follows:
(a)	Authority to Issue in One or More Series: The Second Preferred Shares may, at any time and from time to time, be issued in one or more series. Subject to the following provisions, the Board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Second Preferred Shares.

(b)	Voting Rights: Except as hereinafter referred to or as required by applicable law, the holders of Second Preferred Shares as a class will not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation. The holders of any particular series of Second Preferred Shares will, if the Board so determines prior to the issuance of any such series, be entitled to such voting rights as may be determined by the Board if the Corporation fails to pay dividends on that series of Second Preferred Shares for any period as may be so determined by the Board.

(c)	Limitation on Issue: The Board may not issue any Second Preferred Shares if by so doing the aggregate amount payable to holders of Second Preferred Shares as a return of capital in the event of the liquidation, dissolution or winding up of the

Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs would exceed $500,000,000.

(d)	Ranking of Second Preferred Shares: The Second Preferred Shares will rank junior to the First Preferred Shares, but will be entitled to priority over the Common Shares and over any other shares ranking junior to the Second Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up of its affairs.

(e)	Dividends Preferential: Except with the consent in writing of the holders of all the Second Preferred Shares outstanding, no dividend can be declared and paid on or set apart for payment on the Common Shares or on any other shares ranking junior to the Second Preferred Shares unless and until all dividends, if any, up to and including any dividend payable for the last completed period for which such dividend is payable on each series of Second Preferred Shares outstanding have been declared and paid or set apart for payment.